Filed by Avalon Acquisition Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Avalon Acquisition Inc.

Commission File No. 001-40872

Beneficient/Avalon Acquisition Inc. Investor Call Transcript

September 21, 2022

Operator

Good day, ladies and gentlemen, and thank you for joining. Avalon refers participants on this call to the press release issued by the company, the presentation, and Avalon Acquisition’s filings with the SEC for a discussion of the risks that can influence the business combination, our business, and the business of the combined company after completion of the proposed business combination.

The company specifically refers participants to the presentation filed with the SEC to remind listeners that some of the materials and comments today contain forward-looking statements, and as such will be subject to risks and uncertainties, which, if they materialize, could materially affect results. Forward-looking statements include, but are not limited to, Beneficient’s and Avalon’s predictions of financial and business performance and market conditions, the competitive and industry outlook, and the timing and certainty of completion of the transaction.

Forward-looking statements are subject to risks, uncertainties and assumptions, and are in no way a guarantee of performance. Beneficient and Avalon expressly disclaim any obligation to, and are under no obligation to update, alter or otherwise revise any forward-looking statements as a result of new information, future events, or otherwise, except as required by law.

I will now turn the call over to Mr. Donald H. Putnam, Executive Chairman of Avalon Acquisition. Please go ahead, sir.

Donald Putnam, Avalon Acquisition Executive Chairman

Thank you. This morning, Avalon is pleased to announce its intention to merge with Beneficient. The result will be a publicly-traded provider of technology-enabled liquidity solutions, custody, and information services for alternative assets that, once separated from its corporate parent, is expected to be profitable and supported by a sizeable balance sheet.

Beneficient’s AltAccess platform is a venue for transactions involving alternative assets. Beneficient, as a regulated fiduciary, provides speed, transparency and trust in a previously opaque market; using its own balance sheet to facilitate price-certain trades. They are democratizing access to liquidity for two trillion dollars of US alternative assets that are held by mid-to-high net worth investors and small-to-midsized institutions.

We at Avalon are attracted to Beneficient and the AltAccess platform for several reasons.

First, we admire the AltAccess automation that extends to all holders of alternative assets a solution previously available only to very large holders. This kind of democratization is a mega-trend, and we are proud to support it.

Second, we are drawn to the first-mover advantage provided by swift and secure pricing based on underwriting backed by industry-spanning data. For fifty years, better data and better technology has led to deeper liquidity and increased transparency for investors. Now Beneficient brings these advantages to holders of alternative assets.

Finally, my board admires the creativity with which the Beneficient business model uses company capital to enhance liquidity for consumers in a fully regulated fiduciary context. This is an overdue return to trading venues where transparency and capital combine to create opportunity that is not available when exchanges and intermediaries have no skin in the game.

A process fraught with complexity, delays, and cost is now available to investors of any size with price certainty, transparency, and speed – that is the Company’s point of pride.

At Avalon, our point of pride is supporting a transformational vision implemented with skill and creativity by a passionate team, to the advantage of millions of investors. That is what we are proud of, and that is what will drive growth for our stockholders in the years to come.

Avalon is merging with a well-funded, growing business; a disruptive force in a large and expanding market. We look forward to helping Brad Heppner, the founder and CEO, his impressive board, and Beneficient’s management team execute on their strategic vision and operating plan.

And now Brad will tell you more about the origin story and opportunity at Beneficient. Brad?

Brad Heppner, Beneficient Chief Executive Officer

Thanks, Don. At a highest level, we provide pricing and liquidity to alternative asset investors in end-to-end regulated transactions that are swift, secure, and price-certain. Our success is based on four pillars:

1.	It is a large market with unmet needs: $20 trillion of alternative assets will generate an estimated $50 billion of annual demand from individual investors and from small institutions for secondary liquidity. The few largest holders have the vast majority of the assets and have access to liquidity; but, the vast majority of holders have unmet pricing, liquidity, and services needs. They are our target market.
2.	Proprietary technology is key to reaching and satisfying our target market: AltAccess is a pioneering end-to-end platform; it delivers valuation, price certainty, and speed of closing all on a regulated platform.
3.	As a regulated financial institution trust company with fiduciary responsibility, we are uniquely able to provide trustworthy oversight for customers when delivering secure transactions, transparent custody, and specialized data services.
4.	And our fourth pillar relates to the scale, regulatory supervision and statutory first-mover advantages that reassure our clients and insulates us from competition.

We are reinventing a large, growing industry built for big institutions into a new industry for addressing a newly emerging market comprised of individuals and small institutions. The vision for Beneficent grew in my mind over 30 years in the industry, during which I founded and led ten successful alternative asset operating companies. As alternative assets have grown in popularity, the holders have grown from only the largest of families and funds, to include millions of families and mid-to-small sized institutions. And, as alternative assets have become mainstream, a newly emerging market demand for liquidity has also grown apace. Large investors can source liquidity efficiently through an unregulated institutional, complex and opaque market of providers who do not serve as regulated fiduciaries for these big institutional investors – it’s an old-fashioned “investor beware” industry where the liquidity provider has all of the advantage to the disadvantage of the investor. Mid-to-high net worth investors and small-to-medium sized institutions cannot efficiently access this market, and so we have developed AltAccess and a statutory and regulated framework to serve as the investor’s fiduciary and address this market of newly emerging demand.

Don mentioned democratization. So far, all the talk of democratization has focused on getting more individual investors into alternative assets. No one but Beneficient is focused on getting all the new investors out of alternative assets. True democratization has to include liquidity solutions, transparency into underlying assets, and access to the same kind of data and analytics that are available to the largest of shareholders. True democratization requires that all the services and security available to the largest investors can be had at a fair price by every investor regardless of the size of their asset positions. That’s what democratization means at Beneficient.

AltAccess, our end-to-end regulated technology platform, has been developed from scratch by Ben’s tech team to provide access to our services via secure digital means. Simplicity for the user, transparency of the process, and certainty of price and settlement – these things require nearly a million of lines of code, years of experience, and rigorous operations. Today’s complicated, time-consuming, expensive and uncertain process is obsolete. Beneficient can and does deliver a much better way, at a reasonable cost, all online. Our infrastructure, platform, intellectual capital, and the relationships have been many years in the making, and benefit from large amounts of data that allows us to underwrite efficiently. As important, Beneficient has all the systems needed to deliver simple, secure and rapid solutions for clients. This first-mover advantage is a jumping-off point for expanded operations.

We have delivered liquidity for more than $1 billion in net asset value of alternative assets, of which over $350 million was provided in this past year alone. Our track record of financial safety, security and soundness is established, and we are ready to up-scale our services to our target market: mid-to-high net worth individuals with over $5 million of alternative assets, and the small-to-midsized institutions with less than $1 billion in assets.

There are many ways to reach these clients, and we have teams targeting the wealth managers that advise them, the general partners managing their funds, and large asset managers and private banks. Beneficient is geared up to serve each client with the liquidity solution best suited to their investment and tax objectives. Cash is a common currency for liquidity, but we also intend to offer a swap into equity or debt securities, and we could deliver hybrid solutions depending on the client’s preference.

From an operating and financial perspective, we have deliberately diversified our revenue sources by providing a variety of technology, data analytics, custodial and trust services. Our business lines have a mix of transactional revenues, recurring service revenues, and revenue participations in the success of our assets.

These diversification strategies have a crucial operational advantage: they support consistent profitability, which in turn supports continued reinvestment in better, broader services to our clients. We are a first-mover company, but our culture is a culture of striving to do better, faster, easier for our clients. A culture of continued innovation requires profitable growth and increasing scale.

Pivoting to the regulatory issues, it is noteworthy that the alternative investments industry has little consumer protection, statutory framework, regulation, or financial accountability governing liquidity providers. Our management team and our Board of Directors include a former Big 4 audit partner, investment manager luminaries and former Federal Reserve Bank Presidents.

From the start, we have envisioned operating in a regulatory structure using a fiduciary model to underpin our services. Today, we are the industry’s only provider operating as a fiduciary for customers through a regulated trust company structure. We believe our regulated approach is optimal not only most importantly for our customers, but also for us. As a result, we have introduced and sought the passage of trust and banking statutes, laws and regulations aimed at protecting our customers – and we anticipate this first ever regulatory context where liquidity providers also serve as the customer’s fiduciary when combined with AltAccess, will drive more rapid adoption. We believe this industry must be regulated in order to deliver liquidity to individuals and to service their assets.

We have been proprietarily sourcing and underwriting loans with alternative asset positions as the source of our collateral since our inception. We have completed liquidity transactions across 11 sub-classes of alternative assets, with positions in virtually every industry in which alternative asset managers invest and across five continents. Our ability to scale quickly is our agile technology. We have the talent and the infrastructure to capture the opportunity that is ahead of us. With the guidance of an exceptional board, our management team will dedicate itself to the mission of providing industry-leading services to a market longing for providers who serve as fiduciaries subject to customer protectionary regulations and wanting to avail itself of the choices previously available only to the largest holders.

We believe the Ben story is compelling – for our customers, our partners, our employees and for our industry. We are excited about this opportunity to build on our existing platform, and we believe that this combination validates our belief in Ben’s business plan. As a public company, we will have access to the capital markets to serve more investors in a historically costly and opaque market.

With that said, I’d like to thank you all for joining us today, and hope we conveyed Beneficient’s exciting value proposition and the opportunity that’s in front of us.

If you have additional questions about Beneficient and our business, please contact us at our e-mail Investors@Beneficient.com.

Thank you again for joining today’s call.

Additional Information and Where to Find It

In connection with the proposed transaction, The Beneficient Company Group, L.P. (“Beneficient”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Avalon Acquisition Inc. (“Avalon”) and a prospectus of Beneficient, as well as other relevant documents concerning the proposed transaction. INVESTORS, SECURITY HOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Avalon stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Beneficient and Avalon, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Avalon Acquisition Inc., 2 Embarcadero Center, 8th Floor, San Francisco, CA 94111.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of Beneficient, Avalon, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be affected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

Participants in Solicitation

Avalon and its directors and executive officers may be deemed participants in the solicitation of proxies from Avalon’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Avalon is contained in Avalon’s final prospectus related to its initial public offering dated October 5, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Beneficient and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Avalon in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination that will be filed on Form S-4 when available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Beneficient’s industry and market sizes, future opportunities for Avalon, Beneficient and the combined company, Avalon’s and Beneficient’s estimated future results and the proposed transaction, including the implied equity value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the proposed transaction, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objections, expectations, and intentions of Beneficient and Avalon, the expected timing of completion of the transaction, and other statements that are not historical facts. These statements are based on information available to Beneficient and Avalon as of the date hereof and neither Beneficient nor Avalon is under any duty to update any of the forward-looking statements after the date of this communication to conform these statements to actual results. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of Beneficient and Avalon as of the date hereof and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and should not be relied on by an investor or others as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Beneficient and Avalon.

These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of our prospectus/proxy statement are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the requisite equity holders of Avalon is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks related to the rollout of Beneficient’s business and the timing of expected business milestones; the effects of competition on Beneficient’s business; the amount of redemption requests made by Avalon’s stockholders; the ability of Avalon or Beneficient to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future; and those factors discussed in Avalon’s final prospectus dated October 5, 2021 under the heading “Risk Factors,” and other documents Avalon has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Avalon nor Beneficient presently know, or that Avalon or Beneficient currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, the forward-looking statements reflect Avalon’s and Beneficient’s expectations, plans, or forecasts of future events and views as of the date of this communication. Avalon and Beneficient anticipate that subsequent events and developments will cause Avalon’s and Beneficient’s assessments to change. However, while Avalon and Beneficient may elect to update these forward-looking statements at some point in the future, Avalon and Beneficient specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as a representation of Avalon’s and Beneficient’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.